

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2010

By U.S. Mail and Facsimile to: (877) 280-3781

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

>   **Re: Citigroup Inc.**
>   **Form 8-K filed January 19, 2010**
>   **File No. 001-09924**

Dear Ms. Lindsay:

   We have completed our review of your Form 8-K and have no further comments at this time.

                                                          Sincerely,

                                                          Kevin W. Vaughn
                                                          Accounting Branch Chief